As filed with the Securities and Exchange Commission on June 2, 2006
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO-I/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 1 (Final Amendment)
GLADSTONE CAPITAL CORPORATION
(Name of Subject Company—Issuer and Filing Person—Offeror)
OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
376535 10 0
(CUSIP Number of Class of Securities)
DAVID GLADSTONE
CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
GLADSTONE CAPITAL CORPORATION.
1521 WESTBRANCH DRIVE, SUITE 200
MCLEAN, VIRGINIA 22102
TELEPHONE: (703) 287-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)
Copies to:
DARREN K. DESTEFANO
COOLEY GODWARD LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
TELEPHONE: (703) 456-8000
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$2,428,460	$259.85
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,300,498 shares of Common Stock of Gladstone Capital Corporation having an aggregate value of $2,428,460 as of April 4, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares issuable upon exercise of outstanding options on April 11, 2006.
** $107.00 per million dollars of the transaction value, pursuant to the Securities Exchange Act of 1934, as amended.
☑ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:	$259.85	FILING PARTY: Gladstone Capital Corporation
FORM OR REGISTRATION NO.:	005-78016	DATE FILED: April 12, 2006
☐ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
☐ Third-party tender offer subject to Rule 14d-1.
☑ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: ☑

Gladstone Capital Corporation, a Maryland corporation (the “Company”), hereby amends and supplements the Tender Offer Statement on Schedule TO of the Company filed on April 12, 2006, with respect to the offer by the Company to amend the terms of all stock options currently outstanding (the “Options”) under the Company’s Amended and Restated 2001 Equity Incentive Plan, as amended, to accelerate the expiration date of the Options to September 30, 2006, upon the terms and subject to the conditions contained in the Offer to Amend Options dated April 12, 2006 and the related Letter of Transmittal, Summary of Terms of Offer to Amend Options, Form of Election Form, Form of Notice of Change in Election from Accept to Reject, Form of Notice of Change in Election from Reject to Accept, Form of Confirmation of Amendment of Options and Form of Electronic Communication — Reminder (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were filed as exhibits to the Schedule TO.
The Schedule TO is hereby amended and supplemented by adding the following:
All of the executive officers and directors of the Company and the employees of the Company’s external investment adviser, Gladstone Management Corporation, who hold stock options accepted the Offer, prior to its expiration at 5:00 p.m., Eastern Time, on May 31, 2006. As a result, all outstanding Options have been amended to accelerate their expiration dates to September 30, 2006.
Reference is hereby made to the press release issued by the Company on June 1, 2006 announcing the results of the Offer, a copy of which is incorporated herein as Exhibit 99.(a)(1)(T).
ITEM 12. EXHIBITS.

EXHIBIT
NUMBER		DESCRIPTION

99.(a)(1)(A)	*	Offer to Amend Options, dated April 12, 2006.

99.(a)(1)(B)	*	Form of Electronic Letter of Transmittal.

99.(a)(1)(C)	*	Summary of Terms of Offer to Amend Options.

99.(a)(1)(D)	*	Form of Election Form.

99.(a)(1)(E)	*	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)	*	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)	*	Form of Confirmation of Amendment of Options.

99.(a)(1)(H)	*	Form of Electronic Communication — Reminder.

99.(a)(1)(I)	*	Press Release, dated April 12, 2006, entitled “Gladstone Capital Corporation Announces Offer to Amend Stock Options.”

99.(a)(1)(J)	*	Gladstone Capital Corporation Annual Report on Form 10-K for its fiscal year ended September 30, 2005, filed with the Securities and Exchange Commission on December 13, 2005 and incorporated herein by reference.

99.(a)(1)(K)	*	Gladstone Capital Corporation Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005, filed with the Securities and Exchange Commission on February 7, 2006, and incorporated herein by reference.

EXHIBIT
NUMBER		DESCRIPTION

99.(a)(1)(L)	*	Gladstone Capital Corporation Current Report on Form 8-K dated October 11, 2005, filed with the Securities and Exchange Commission on October 12, 2005, and incorporated herein by reference.

99.(a)(1)(M)	*	Gladstone Capital Corporation Current Report on Form 8-K dated December 13, 2005, filed with the Securities and Exchange Commission on December 13, 2005, and incorporated herein by reference.

99.(a)(1)(N)	*	Gladstone Capital Corporation Current Report on Form 8-K dated December 15, 2005, filed with the Securities and Exchange Commission on December 16, 2005, and amended on December 30, 2005, and incorporated herein by reference.

99.(a)(1)(O)	*	Definitive Schedule 14A relating to the Gladstone Capital Corporation Special Meeting of Stockholders held on December 2, 2005, filed with the Securities and Exchange Commission on October 20, 2005, and incorporated herein by reference.

99.(a)(1)(P)	*	Definitive Schedule 14A relating to the Gladstone Capital Corporation 2006 Annual Meeting of Stockholders held on February 23, 2006, filed with the Securities and Exchange Commission on January 12, 2006, and incorporated herein by reference.

99.(a)(1)(Q)		Gladstone Capital Corporation Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the Securities and Exchange Commission on May 3, 2006, and incorporated herein by reference.

99.(a)(1)(R)		Gladstone Capital Corporation Current Report on Form 8-K dated April 12, 2006, filed with the Securities and Exchange Commission on April 12, 2006, and incorporated herein by reference.

99.(a)(1)(S)		Gladstone Capital Corporation Current Report on Form 8-K dated May 26, 2006, filed with the Securities and Exchange Commission on May 30, 2006, and amended on May 30, 2006, and incorporated herein by reference.

99.(a)(1)(T)		Press Release, dated June 1, 2006, entitled “Gladstone Capital Corporation Announces Optionees Acceptance to Amend Stock Options,” incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2006.

99.(b)		Not applicable.

99.(d)(1)	*	Amended and Restated 2001 Equity Incentive Plan, incorporated by reference to Exhibit i.1 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed with the Securities and Exchange Commission on July 27, 2001.

99.(d)(2)	*	First Amendment to Amended and Restated 2001 Equity Incentive Plan, incorporated by reference to Exhibit i.3 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-63700), filed with the Securities and Exchange Commission on August 10, 2001.

99.(d)(3)	*	Second Amendment to Amended and Restated 2001 Equity Incentive Plan, incorporated by reference to Exhibit i.5 to the Registration Statement on Form N-2 (File No. 333-100385), filed with the Securities and Exchange Commission on October 7, 2002.

99.(d)(4)	*	Third Amendment to Amended and Restated 2001 Equity Incentive Plan, incorporated by reference to Exhibit i.6 to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-100385), filed with the Securities and Exchange Commission on February 28, 2003.

EXHIBIT
NUMBER	DESCRIPTION

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 2, 2006

GLADSTONE CAPITAL CORPORATION

By: /s/ David Gladstone

Name: David Gladstone
Title: Chief Executive Officer and Chairman of the Board
279944 v2/RE